

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

<u>Via E-mail</u>
Donald E. Brandt
Chairman of the Board of Directors, President and Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

>   **Re: Pinnacle West Capital Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 28, 2013**
>   **Response dated September 20, 2013**
>   **File No. 001-08962**

Dear Mr. Brandt:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 17</u>

<u>Compensation Discussion and Analysis, page 17</u>

<u>Performance Measures: Targets and Results, page 27</u>

1. We note your response to comment two in our letter dated September 12, 2013. Please provide actual results achieved for the minimum performance targets for the Fossil Generation and Palo Verde business units. Also, please clarify what "overall

performance measures" mean with regard to the minimum performance targets for Palo Verde.

2. We note further your response to comment two in our letter dated September 12, 2013 wherein you state that the business performance measures associated with each of the Company's four business units (Corporate Resources; Customer Service, Energy Delivery and Regulatory; Fossil Generation; and Palo Verde) were based on over 40 different objective metrics. We continue to believe that the amount you pay to your named executive officers under this form of compensation and the related metrics are material information to investors. Please disclose targets and actual results for each metric.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: David P. Falck
        Executive Vice President & General Counsel